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MAR 0 1 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UTC Financial Services USA Inc**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independence Square
(No. and Street)

Port of Spain (City) **Trinidad and Tobaggo** (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire **813-340-4883**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

13577 Feather Sound Dr. Suite 400 (Address) **Tampa** (City) **Florida** (State) **33762** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

DP 3/11/13

OATH OR AFFIRMATION

I, Elizabeth McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services, USA, Inc as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

Notary Public State of Florida
Rhonda F Winkle
My Commission EE 186229
Expires 06/04/2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STATE OF FLORIDA
COUNTY OF: PINELLAS
The foregoing instrument was acknowledged before me on this 13 day of February 2013 by Elizabeth McGuire, who is personally known or has produced identification in the form of

Signature of Notary, State of Florida

Rhonda F. Winkle

Printed Name of Notary

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2012
(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13- 14

MHM
®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of UTC Financial Services USA, Inc. (the Company) which comprise the statement of financial condition of as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

February 27, 2013
Clearwater, Florida

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2012

Assets		**2012**
Cash and cash equivalents	$	83,184
Deposits		1,749
Accounts receivable		26,319
Total assets	$	111,252
Liabilities and Stockholder's Equity		
Accounts payable	$	27,839
State income taxes payable		500
Total liabilities		28,339
Stockholder's equity:		
Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)		1,010
Additional paid-in capital		100,092
Accumulated deficit		(18,189)
Total stockholder's equity		82,913
Total liabilities and stockholder's equity	$	111,252

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

Year Ended December 31, 2012

	2012
Revenues:	
Fee income	$ 50,562
Expenses:	
Advertising	200
Regulatory fees	4,957
Licenses and fees	156
Professional fees	39,032
Overhead allocation	5,366
Bank charges	132
Total expenses	49,843
Net operating loss before taxes	719
State income tax expense	(500)
Net income	$ 219

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2012	1,010	$ 1,010	100,092	(18,408)	82,694
Net income	-	-	-	219	219
Balances at December 31, 2012	1,010	$ 1,010	100,092	(18,189)	82,913

See accompanying report of independent registered public accounting firm and notes to financial statements.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

Year Ended December 31, 2012

		2012
Cash flows from operating activities:		
Net income	$	219
Changes in assets and liabilities:		
Accounts receivable		22,147
Deposits		(55)
Accounts payable		(22,442)
Net cash used in operating activities		(131)
Cash and cash equivalents, beginning of year		83,315
Cash and cash equivalents, end of year	$	83,184
Supplemental cash flow disclosures:		
Cash paid for income taxes	$	500

See accompanying report of independent registered public accounting firm and notes to financial statements.

(1) Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its Parent to fund cash flow deficits since the Company's operations are limited.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(b) Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's directly charging of certain expenses related to the Company's operations as a broker-dealer.

(c) Fee Income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

(d) Accounts Receivable

Accounts receivable are due from the Company's one customer, the Fund, and represent reimbursement for operating expenses incurred by the Company in 2012. These reimbursements are facilitated by the Parent.

(2) **Significant Accounting Policies - Continued**

(e) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) **Income Taxes**

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

		2012
Net operating loss carryforwards	$	4,365
Valuation allowance		(4,365)
	$	-

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The provision for income taxes charged to operations for the period ended December 31, 2012 had a current component of $500 and a deferred component of $0. Income tax expense differs from the amounts computed by applying the effective income tax rate to pretax income primarily as a result of a valuation allowance placed against the Company's deferred tax assets.

(2) Significant Accounting Policies - Continued

(f) Income Taxes - Continued

The 2012 net change in valuation allowance was $53, primarily relating to net operating loss carryforwards.

At December 31, 2012, the Company had net operating loss carryforwards of approximately $18,000, which will begin to expire by year 2027.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company is no longer subject to income tax examinations by tax authorities for years 2008 and before.

(3) Concentrations of Credit Risk

The Company maintains its cash accounts with a banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

During 2012, all fee income received by the Company was generated by one customer.

(4) Related Party Transactions

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2007. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications, and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days written notice. During 2012, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2012 was $5,366 which is recorded in accounts payable at December 31, 2012.

In 2012, the Parent paid for all of the Company's expenses on its behalf. As such the remaining balance of Accounts Payable at December 31, 2012 is due to the Parent for reimbursement of these expenses.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had regulatory net capital and a regulatory net capital requirement of $54,845 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .52 to 1.

(6) **Exemption under Section (k)(1)**

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(1).

(7) **Contingent Liabilities**

The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management the resolution of litigation or regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

(8) **Subsequent Events**

The Company has evaluated events and transactions through February 27, 2013, the date which the financial statements were issued.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

		2012
Net capital:		
Total stockholder's equity	$	82,913
Deductions:		
Non-allowable assets:		
Accounts receivable		(26,319)
Deposits		(1,749)
Total deductions		(28,068)
Net capital	$	54,845
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	28,339
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	1,889
Minimum net capital required	$	5,000
Excess net capital	$	49,845
Ratio of aggregate indebtedness to net capital		0.52

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated February 26, 2013.

See accompanying report of independent registered public accounting firm.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.

MHM®
Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

In planning and performing our audit of the financial statements of UTC Financial Services USA, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann PC

February 27, 2013
Clearwater, Florida